Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Ratio of Earnings to Fixed Charges (dollar amounts in thousands):

Three Months Ended March 31, 2012
Earnings:
Income from continuing operations before provision for income taxes	$20,174

Add:
Fixed charges	22,328
Less: Undistributed earnings (losses) from equity method investees	—

Total earnings	$42,502

Fixed charges:
Interest expense	$9,124
Estimate of interest expense within rental expense	13,204

Total fixed charges	$22,328

Ratio of earnings to fixed charges	1.9x